UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                              (Amendment No. __3__)

                                   AMPEX CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 CLASS A COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    032092306
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2006
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)

CUSIP No. 032092306                    13G                     Page 1 of 6 Pages

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Knoll Capital Management, LP
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
                                                                 Joint Filer
________________________________________________________________________________
3.   SEC USE ONLY

________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          183,472
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            183,472
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  183,472
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  4.81%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

                  PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 032092306                    13G                     Page 2 of 6 Pages

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Fred Knoll
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
                                                                 Joint Filer
________________________________________________________________________________
3.   SEC USE ONLY

________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          183,472
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            183,472
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  183,472
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  4.81%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

                  IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 032092306                    13G                     Page 3 of 6 Pages

Item 1(a).  Name of Issuer:

                           Ampex Corp. (the "Issuer")

            ____________________________________________________________________

Item 1(b).  Address of Issuer's Principal Executive Offices:

                           1228 Douglas Avenue
                           Redwood City, CA 94063-3199
            ____________________________________________________________________

Item 2(a).  Name of Persons Filing:

                           Knoll Capital Management LP ("KCMLP")
                           Fred Knoll ("Knoll")
            ____________________________________________________________________

Item 2(b).  Address of Principal Business Office, or if None, Residence:

                           The principal business address for each of KCMLP and Knoll is 666 Fifth Avenue, Suite 3702, New York, New York 10103.

            ____________________________________________________________________

Item 2(c).  Citizenship:

                           KCMLP is a Limited Partnership formed and existing under the laws of the State of Delaware.
                           Knoll is a citizen of the United States.
            ____________________________________________________________________

Item 2(d).  Title of Class of Securities:

                           This statement on Schedule 13G is being filed with respect to the Class A Common Stock, $0.01 par value per share (the "Common Stock") of the Issuer.
            ____________________________________________________________________

Item 2(e).  CUSIP Number:

                           032092306
            ____________________________________________________________________

CUSIP No. 032092306                    13G                     Page 4 of 6 Pages

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: NOT APPLICABLE.

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 032092306                    13G                     Page 5 of 6 Pages

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

                  As of the date of this filing:

                  Each of KCMLP and Knoll beneficially own 183,472 shares of the Issuer's Common Stock consisting of (i) 76,886 shares of the Issuer's Common Stock owned by Europa International, Inc. ("Europa"); and (ii) 106,586 shares of the Issuer's common Stock owned by Knoll Capital Fund II Master Fund, Ltd. (the "Knoll Fund"). KCMLP is the investment manager of Europa and a manager of KOM Capital Management, LLC ("KOM"), the investment manager of the Knoll Fund. Knoll is the President of KCMLP.
          ______________________________________________________________________

     (b) Percent of class: As of the date of this filing (taking into consideration that 3,820,273 shares of the Issuer's Common Stock is issued and outstanding as reported in the Issuer's Form 10-Q for the period ended September 30, 2006).

                  The 183,472 shares of the Issuer's Common Stock beneficially owned by each of KCMLP and Knoll constituted 4.81% of the shares outstanding.
          ______________________________________________________________________

     (c)  Number of shares as to which such person has:

                  (i)      Sole power to vote or direct the vote:

                           Not Applicable.

                  (ii)     Shared power to vote or to direct the vote:

                  KCMLP and Knoll share the power to vote or direct the vote of those shares of Common Stock owned by Europa and the Knoll Fund.

                  (iii) Sole power to dispose or direct the disposition of:

                  Not Applicable.

                  (iv)     Shared power to dispose or direct the disposition of:

                  KCMLP and Knoll share the power to dispose of or direct the disposition of those shares owned by Europa and the Knoll Fund.

              The 183,472 shares of the Common Stock of the Issuer covered by this Schedule 13G are beneficially owned by KCMLP as the investment manager for
(i) Europa International Inc., an equity fund which holds on the date hereof, 76,886 shares of the Common Stock; and (ii) the Knoll Fund, an equity fund which holds on the date hereof, 106,586 shares of the Common Stock. Knoll is the President of KCMLP and as such has the power to vote and dispose of the shares of Common Stock owned by the equity funds.

CUSIP No. 032092306                    13G                     Page 6 of 6 Pages

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [X].

          ______________________________________________________________________

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

                           As set forth in Item 4(c), the shares of Common Stock
covered by this Schedule 13G are owned by persons other than KCMLP and Knoll, none of whom, holds five percent or more of the securities reported herein.
          ______________________________________________________________________

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                           Not Applicable
         _______________________________________________________________________

Item 8.  Identification  and  Classification  of Members of the Group.

                           Not Applicable
         _______________________________________________________________________

Item 9.  Notice of Dissolution of Group.

                           Not Applicable.
          ______________________________________________________________________

Item 10. Certifications.

     (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007               KNOLL CAPITAL MANAGEMENT, LP

                                       By: /S/ Fred Knoll
                                           -------------------------------------
                                       Name: Fred Knoll
                                             -----------------------------------
                                       Title: President
                                              ----------------------------------

Dated:  February 14, 2007              /S/ Fred Knoll
                                       -----------------------------------------
                                       Fred Knoll

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                             JOINT FILING AGREEMENT

         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely fling of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2007               KNOLL CAPITAL MANAGEMENT, LP

                                       By: /S/ Fred Knoll
                                           -------------------------------------
                                       Name: Fred Knoll
                                             -----------------------------------
                                       Title: President
                                              ----------------------------------

Dated:  February 14, 2007              /S/ Fred Knoll
                                       -----------------------------------------
                                       Fred Knoll